SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

tw telecom inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	84-1500624
(State of Incorporation or Organization)	(IRS Employer
Identification Number)

10475 Park Meadows Drive
Littleton, Colorado	80124
(Address of Principal Executive Offices)	(Zip Code)

       If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:      ☒

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:      ☐

Securities Act registration statement file number to which this form relates: [N/A]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

[None]
(Title of Each Class)

Item 1.          Description of Securities To Be Registered.

                     On January 20, 2009, tw telecom inc., a Delaware corporation (the “Company”), entered into a Rights Agreement with Wells Fargo Bank, N.A., as Rights Agent, dated as of January 20, 2009 (the “Rights Agreement”). The Company entered into the Rights Agreement in an effort to deter acquisitions of the Company’s common stock (the “Common Stock”) that would potentially limit the Company’s ability to use its built in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.

                     Under the Rights Agreement, from and after the record date of January 30, 2009, each share of Common Stock will carry with it one preferred share purchase right (a “Right”), until the Distribution Date or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group which acquires 4.9% or more of the outstanding Common Stock after January 20, 2009, without the approval of the Company’s Board of Directors (the “Board”). Stockholders that own 4.9% or more of the outstanding Common Stock as of the close of business on January 20, 2009, will not trigger the Rights so long as they do not (i) acquire additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. The Board may, in its sole discretion, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company’s best interests. The Rights Agreement is not expected to interfere with any merger or other business combination approved by the Board.

                     A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is filed as an exhibit hereto and is incorporated herein by reference. The following description is qualified in its entirety by reference to such exhibit.

                     The Rights. From the record date of January 30, 2009, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that the Company issues after January 30, 2009, until the Distribution Date or earlier expiration of the Rights.

                     Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $30, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

                     Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership, after January 20, 2009, of 4.9% or more of the outstanding Common Stock (or if already the beneficial owner of at least 4.9% of the outstanding Common Stock, by acquiring additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding), unless exempted by the Board.

                     The date when the Rights become exercisable is the “Distribution Date.” Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

                     Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the market price of the Common Stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

                     Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

                     Preferred Share Provisions. Each one one-hundredth of a Preferred Share, if issued:

  will not be redeemable.

  will entitle its holder to dividends equal to the dividends, if any, paid on one share of Common Stock.

  will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater.

  will have the same voting power as one share of Common Stock.

  will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-hundredth interest in a Preferred Share is expected to approximate the value of one share of Common Stock.

                     Expiration. The Rights will expire on the earliest of (i) January 20, 2012, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that the Rights Agreement is no longer necessary for the preservation of tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward, (vi) January 20, 2010 if Stockholder Approval (as defined in the Rights Agreement) has not been obtained prior to such date, or (vii) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

                     Redemption. The Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

                     Anti-Dilution Provisions. The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock.

                     Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Item 2.             Exhibits.

4.1	Rights Agreement, dated as of January 20, 2009, between tw telecom inc.
and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to tw telecom inc.’s Form 8-K filed on January 21, 2009)

SIGNATURE

                     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: January 21, 2009

tw telecom inc.

By: /s/ Tina Davis
Name: Tina Davis
Title: Senior Vice President and Deputy
General Counsel

EXHIBIT LIST

4.1	Rights Agreement, dated as of January 20, 2009, between tw telecom inc.
and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to tw telecom inc.’s Form 8-K filed on January 21, 2009)